FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

02060066

FOSTER'S
GROUP
Inspiring Global Enjoyment

82-711

For your information as released to
The Australian Stock Exchange.

SUPPL

With Compliments
Fosters Brewing

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

12 November, 2002

FOSTER'S PLANS FOR THE FUTURE

Foster's Group Limited (Foster's) today announced a number of changes to executive management key assignments to continue to guide the company's future growth and to provide the opportunity for advancement of succession development plans. The changes will take effect from 18 November 2002.

Mr Trevor O'Hoy, currently Chief Financial Officer of Foster's, is appointed Managing Director of Carlton and United (CUB) encompassing the Australian beer business, Australian Leisure and Hospitality and the Continental Spirits Company.

Mr O'Hoy brings to the role 26 years experience in the Australian brewing industry, beginning with his appointment to CUB as a cadet executive in 1976. In addition to various finance and accounting roles, other areas of responsibility within CUB have included hotel and property management, business planning, strategy, investments and change management.

In September 1997, Mr O'Hoy was appointed to the role of Chief Financial Officer for Foster's Group, where in addition to managing the group's global financial affairs, he had responsibility for development and execution of Foster's corporate strategy. During his period as CFO, Foster's made the successful move into global wine with the purchase of leading US wine company, Beringer Wine Estates.

Mr O'Hoy's depth of experience and knowledge of the brewing sector has prepared him well to lead CUB at this time in his career.

Mr Pete Scott, currently Chief Financial Officer for Beringer Blass Wine Estates (BBWE), is appointed as Chief Financial Officer for Foster's Group encompassing Group Finance, Tax, Treasury and Investor Relations.

Mr Scott's 26-year career in finance and business consulting includes 12 years in the US wine industry. Prior to joining BBWE in 1997, Mr Scott was Senior Vice President, Finance and Administration with Kendall-Jackson Winery. Mr Scott then joined BBWE as Chief Financial and Administration officer for the US business and was promoted to Chief Financial/Administration Officer for Foster's global wine group in 2001. In this role, Mr Scott was responsible for BBWE's wine services group, financial and long-term planning, accounting, business development, legal, information technology and global supply chain management.

Mr Scott has a proven track record in operating and financial management with a geographically diverse global wine business and is ideally qualified to take on the role of Chief Financial Officer for Foster's Group.

Mr Jim King, Managing Director of CUB, is appointed to the expanded strategy role at Foster's as Senior Vice President Strategy and Business Development, reporting to the CEO.

In February 1997, Mr King joined Foster's Group as Managing Director Foster's Asia and was appointed Managing Director of CUB in March 2000.

Mr King's broad background in consumer goods together with his operating general management experience, including the last six years during which he initiated the turnaround in Asia and ably led CUB, brings a new perspective to this role.

Mr O'Hoy joins Mr Walt Klenz, Managing Director of Beringer Blass Wine Estates, Mr Rick Scully, Managing Director of Foster's Brewing International and Mr John O'Grady, Managing Director of Lensworth Group who continue as the senior operating executives for the group.

Foster's President and CEO, Mr Ted Kunkel, said, "We have sought to maximise potential within the management team and the changes provide key executives with the opportunity to expand their experience and skills."

"Furthermore, it is the responsibility of the CEO to develop a pool of broadly trained internal candidates for the Board to consider for the CEO position when the appropriate time comes," he said.

Further information:

Ted Kunkel
President and CEO
Foster's Group
Tel: +613 9633 2003

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 12/11/2002

TIME: 09:37:07

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Plans for the Future